UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                                 n-Vision, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         ------------------------------
                         (Title of Class of Securities)


                                    62944R307
                               ------------------
                                 (CUSIP Number)


   Christopher J. Lewis, 7680 Old Springhouse Road, Madison Bldg., First Floor

                     McLean, Virginia 22102; (703) 506-8808
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)


                                 March 29, 1999
                            -------------------------
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

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CUSIP NO.      62944R 30 7                13D                  Page 2 of 5 Pages
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1)      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
        CHRISTOPHER J. LEWIS
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2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)
                                                                        (a)
                                                                        (b)
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3)      SEC USE ONLY

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4)      SOURCE OF FUNDS (See Instructions)
        PF
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5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
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6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
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                             7)     SOLE VOTING POWER
        NUMBER OF

        SHARES                      - 0 -
                             ---------------------------------------------------
                             8)     SHARED VOTING POWER
        BENEFICIALLY

        OWNED BY                    - 0 -
                             ---------------------------------------------------
                             9)     SOLE DISPOSITIVE POWER
        EACH
                                    - 0 -
        REPORTING            ---------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
        PERSON

        WITH                        - 0 -
                             ---------------------------------------------------
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11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        - 0 -
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12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
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13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
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14)     TYPE OF REPORTING PERSON (See Instructions)
        IN
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                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction



ITEM 1.  SECURITY AND ISSUER

        This Statement relates to the common stock ($.01 par value) ("Common Stock") of n-Vision, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7680 Old Springhouse Road, Madison Bldg., First Floor, McLean, Virginia 22102.


ITEM 2.  IDENTITY AND BACKGROUND

        (A) This Statement is filed by Christopher J. Lewis (the "Reporting Person").

        (B) Mr. Lewis' business address is 7680 Old Springhouse Road, Madison Bldg., First Floor, McLean, Virginia 22102.

        (C) Mr. Lewis is the President, Chief Operating Officer, Secretary and a Director of the Issuer. His offices and the principal executive offices of the Issuer are located at 7680 Old Springhouse Road, Madison Bldg., First Floor, McLean, Virginia 22102.

        (D) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (E) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor was or is he as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (F) Mr. Lewis is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.


ITEM 4.  PURPOSE OF TRANSACTION

        Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

        (A)  Not Applicable.

        (B)  Not Applicable.

        (C) Except as disclosed above in response to Item 3, there have been no transactions in shares of Common Stock by the Reporting Person within the past sixty days.

        (D)  Not Applicable.

        (E) As of March 29, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ CHRISTOPHER J. LEWIS
April 8, 1999                                   --------------------------------
                                                   Christopher J. Lewis